

January 16, 2015

Via Email
Steven R. Downing
Principal Financial Officer
Gentex Corporation
600 North Centennial
Zeeland, Michigan 49464

      Re: **Gentex Corporation**
              Form 10-K for the year ended December 31, 2013
              Filed February 26, 2014
              Form 10-Q for the quarter ended September 30, 2014
              Filed November 10, 2014
              File No. 000-10235

Dear Mr. Downing:

We have reviewed your response letter dated December 4, 2014, and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Notes to the Financial Statements

Note 7. Segment Reporting, page 58

1. We note from your response to our prior comment 1 that you do not believe that HomeLink represents an operating segment but instead represents only a product line within the Automotive Products operating segment. Please provide us more information as to why you do not believe that each of your product lines within the Automotive Products segment should be considered separate operating segments under the guidance in ASC 280-10-50. In this regard, please explain to us how the product lines are managed and to whom those individuals report, and identify for us the individuals considered segment managers of Automotive Products, Fire Protection and Dimmable

Aircraft Windows. Also, we note from your response that product line financial information is reviewed by the CODM in addition to information reviewed at the automotive products, fire protection and dimmable aircraft window levels, but the information only incudes revenue, cost of sales, and gross profit information. Please explain to us why you do not allocate expenses to the product lines. Please note that allocation of additional costs to the product lines (below gross profit information) is not a requirement to meet the "discrete financial information" criteria under ASC 280-10-50-1(c). Further, you indicate that the financial information by product line that is reviewed by the CODM is not used to assess overall performance or make resource allocation decisions. Please explain to us what the information by product line is used for by the CODM, and include in your response the nature of any budgeting, compensation or other decisions reliant on this product line information. As part of your response, please provide us a copy of the reports reviewed by the CODM, and provide us the following information:

- The frequency of meetings between segment managers, product line managers and the CODM;
- The nature of the resource allocation and performance assessment decisions the CODM makes, including examples to illustrate the description;
- The basis on which segment managers and product line managers are compensated (i.e. fixed salary, bonus based on performance of product, etc.);
- How budgets are developed and the nature of information reviewed and approved at each level of process; and
- The process or discussions that occur when actual amounts fall short or exceed budgets.

Additionally, as previously requested, please advise us of the amount of revenues and gross profit generated by HomeLink for the nine months ended 2014, and for the year ended Dec. 31, 2014, if available.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief